

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2022

Adam Dickstein
Senior VP, General Counsel & Corporate Secretary
CROWN HOLDINGS INC
770 Township Line Road
Yardley, PA 19067

> **Re: CROWN HOLDINGS INC**
> **Registration Statement on Form S-4**
> **Filed November 14, 2022**
> **File No. 333-268350**

Dear Adam Dickstein:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eranga Dias at 202-551-8107 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing